NEWS RELEASE

APPOINTMENT OF DIRECTOR

NOVEMBER 26, 2008 - InterOil Corporation (IOL:TSX) (IOC:US NYSE Alternext) (IOC:POMSoX), a Canadian company with operations in Papua New Guinea, announced today that Mr. Roger Lewis has been appointed to the Board of directors. Mr. Lewis has also been appointed to serve on the Board’s Audit Committee.

Mr. Lewis is an Australian and a successful former senior finance executive, having spent 22 years with Woodside Energy Ltd in Western Australia, finishing as Group Financial Controller. Prior to that, Mr. Lewis worked in commercial and finance roles for over 15 years in the heavy manufacturing industry both in Australia and overseas.

Mr. Lewis brings to the Board vast experience in commercial, financial and accounting matters. He is a Fellow Certified Practicing Accountant (FCPA) with the Australian Society of Accountants and, since 2000, has been a Commissioner of the Lottery Commission of Western Australia, with particular responsibility for finance and accounting matters. He is a member of the Commission’s Audit, Remuneration and Major Projects subcommittees.

“We are delighted to welcome Roger to our Board. His skills and expertise complement those of existing directors and his significant experience at Woodside Energy during a major developmental period for that Company will be of great benefit to InterOil,” said Mr. Phil Mulacek, Chairman and Chief Executive Officer of InterOil.

InterOil News Release

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.

InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars and on the American Stock Exchange under the symbol IOC in US dollars.

For more information please see the InterOil website at: www.interoil.com.

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P. Investor Relations
InterOil Corporation
anesti@interoil.com
Cairns Qld Australia
Phone: +61 7 4046 4600

InterOil News Release